December 22, 2006


Mr. William Thompson
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., MS 03-08
Washington, D.C. 20549

By Edgar, Facsimile and Overnight Mail


     Re:  Brown-Forman Corporation
          Form 10-K for Fiscal Year Ended April 30, 2006
          Form 10-Q for Fiscal Quarter Ended October 31, 2006
          Filed June 29, 2006 and December 7, 2006
          File No. 2-26821


Dear Mr. Thompson:

We have reviewed your letter dated December 12, 2006, and respond as follows to your comments and requests for additional information.


                 FORM 10-K FOR FISCAL YEAR ENDED APRIL 30, 2006


Comment No. 1

Executive Overview, page 38

Staff Comment: Your presentation of adjusted diluted EPS on page 40 and adjusted diluted EPS growth from continuing operations on page 43 appear to be non-GAAP financial performance measures. You should not present non-GAAP performance measures that eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur. Such adjustments should not be made to a GAAP performance measure when (1) the nature of the charge or gain is such that it is reasonably likely to recur within two years or (2) there was a similar charge or gain within the prior two years. Since some of the adjustments that you have included in these measures appear to fall into the above categories, it does not appear that your use of the non-GAAP measures is permissible. Please refer to Item 10(e) of Regulation S-K and Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued June 13, 2003 and available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please tell us why you believe these non-GAAP performance measures are permissible under Item 10(e) of Regulation S-K. Otherwise, please revise in future filings. Not withstanding the preceding, if such measures are permissible and included in future filings please disclose:

 - The manner in which management uses the measures to conduct or evaluate performance;
 - The economic substance behind management's decision to use the measures;
 - The material limitations associated with the use of the measures as compared to the most directly comparable GAAP measures and the manner in which management compensates for those limitations; and
 - The substantive reasons why management believes the measures provide useful information to investors.

Registrant Response: We agree that certain of the items (e.g., foreign exchange effects and changes in trade inventory levels) that were removed to arrive at the non-GAAP measures were inappropriately referred to as "unusual" because they are reasonably likely to recur within two years. In future filings, we will not characterize them as unusual, non-recurring, or infrequent. However, we believe that the disclosure of these measures is important and permissible under Item 10(e) of Regulation S-K because they enhance the reader's ability to understand the underlying growth trends for the company. We routinely report these measures, and senior management uses them internally to gauge the underlying growth and health of the business. We only adjust for items that are considered to have a significant disproportionate effect, whether positive or negative, on results, making comparisons difficult to understand for the reader. In addition, we believe these measures are a useful guide in forecasting and planning the growth expectations of the company.

Should we disclose in any future filings a non-GAAP financial measure that removes an item that is reasonably likely to recur, we will demonstrate the usefulness of such measure and will disclose:

 - The manner in which we use the measure to conduct or evaluate performance;
 - The economic substance behind our decision to use the measure;
 - The material limitations associated with the use of the measure as compared to the most directly comparable GAAP measure and the manner in which we compensate for those limitations; and
 - The substantive reasons why we believe the measures provide useful information to investors.

A sample of our future disclosure is set forth below, using foreign exchange as an example:

     We use the measure to understand the growth of the business on a constant dollar basis as fluctuations in exchange rates distort the underlying growth of our business (both positively and negatively). To neutralize the effect of foreign exchange fluctuations, we translate the current year results at prior year rates. While we recognize that foreign exchange volatility is a reality for a global company, we routinely review our performance on a constant dollar basis. We believe this allows both management and our investors to better understand our company's growth trends.

Comment No. 2

Note 2.  Discontinued Operations, page 57

Staff Comment: We note the disclosure in Note 3 to your financial statements included in Form 10-K filed on June 30, 2005 regarding the goodwill impairment loss you recognized as a result of lowered expectations for the future prospects of the Lenox retail outlet business. Please tell us whether you used an expected present value technique or a traditional present value technique to determine the fair value of the Lenox business and why you believe the technique you used was appropriate in the circumstances. Please also tell us the factors that resulted in a sales price significantly lower than the fair value of the Lenox business estimated in fiscal 2005. In addition, in future filings please disclose the facts and circumstances leading to each goodwill impairment loss for each period presented. Refer to paragraph 47.a. of SFAS 142.

Registrant Response: At least annually, in accordance with SFAS 142, the company conducts an impairment test of each of its reporting units. Additional testing is performed if trends and significant changes occur to the outlook of any reporting unit. Following the critical 2004 holiday season, it became evident that a significant change had occurred in the performance of the reporting unit that contained the retail business of Lenox, as its performance compared to plan fell significantly below expectations. As a result, in January 2005, the company performed an impairment analysis that reflected the lowering of expectations and future prospects for Lenox retail outlet business. This analysis led to the impairment recorded in our Fiscal 2005 Form 10-K.

In the impairment analysis conducted in January 2005, we used an expected present value technique to estimate the fair value of the reporting unit that contained the Lenox retail business. Our analysis considered three scenarios. The highest fair value scenario used the cash flow forecast from the then current business plan prepared by the Lenox management team. This scenario suggested no impairment of goodwill. We considered two other scenarios, both of which reflected lower cash flows (and therefore lower estimates of fair value on the basis of discounted cash flow analysis) than the business plan prepared by Lenox management.

We used a probability weighted technique that assigned percentages to each of the scenarios on the basis of Brown-Forman management's assessment of the probability of achieving each respective outcome (e.g., a 5% probability was assigned to the highest-value scenario). The use of probability-weighted scenarios resulted in a valuation that was significantly lower than the valuation that would have been obtained had we used a traditional present value technique (i.e., a discounted cash flow valuation based only on Lenox management's business plan). We believe that the use of probability weighted scenarios was appropriate because the challenging business and industry environment in which Lenox was operating at the time negatively impacted management's ability to forecast future performance with precision and made achievement of the Lenox business plan's cash flow targets unlikely.

At the time we performed the fair value estimate in January 2005 and determined the goodwill impairment, the company had not begun to explore strategic opportunities for the Lenox business, including a possible sale. We had no indication from the market as to interested parties or potential buyers. Thus, we believe the analysis discussed above provided the appropriate value to Brown-Forman at that time.

In late February 2005, we announced we were exploring strategic alternatives for the Lenox business, including a possible sale. We expected to receive offers for Lenox that were higher than or much closer to our estimate of value. These offers were received in late June/early July 2005. We continued to believe that Brown-Forman, as owner of Lenox, and Lenox management could have implemented the business plan prepared by Lenox management, and could have realized cash flows consistent with our revised estimate of fair value made in January 2005. Our decision to sell at a price lower than our estimate of fair value was based on strategic considerations. Specifically, we believed that the sum of (a) the price obtained from Lenox in a sale and (b) the strategic value of turning our organizational focus predominantly on our core beverage alcohol business was greater than the value of continuing to operate Lenox in such a way that would have been expected to realize the fair value estimated in 2005. This decision to sell Lenox was approved by the Board of Directors in late July 2005.

It should also be noted that $28 million of the $60 million impairment recognized upon the sale of Lenox in Fiscal 2006 reflected a loss (calculated in accordance with SFAS 88) associated with the settlement of the pension obligations included in the transaction.

In future filings, we will disclose the facts and circumstances leading to each goodwill impairment loss for each period presented.

Comment No. 3

Note 3.  Acquisitions, page 57

Staff Comment: Please tell us how you classified the minority interest in Finlandia Vodka Worldwide Ltd. in your financial statements prior to your acquisition of the remaining interest. Please tell us the minority interest in net assets and income of FVW for each applicable period.

Registrant Response: We classified the minority interest in FVW within other noncurrent liabilities prior to our purchase of the remaining interest in FVW in December 2004. There was no minority interest in net assets of FVW at April 30, 2005 or 2006. The minority interest in net income of FVW was $0.5 million in fiscal 2004 and $1.4 million in fiscal 2005 (for the applicable eight months). Due to the immateriality of these amounts, they were not separately presented in the financial statements. Note: The minority interest in our other consolidated subsidiaries was a net loss of $0.1 million in fiscal 2004, $0.2 million in fiscal 2005, and $0.2 million in fiscal 2006. These amounts were also immaterial.

Comment No. 4

Note 14.  Contingencies, page 64

Staff Comment: In future filings please disclose with respect to each matter an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraph 10 of SFAS 5.

Registrant Response: In future filings, we will disclose with respect to each matter an estimate of the possible loss or range of loss or state that such an estimate cannot be made. A sample of our future disclosure is set forth below:

     A law firm has sued Brown-Forman and many other manufacturers and marketers of spirits, wines, and beer in a series of nine very similar class action lawsuits seeking damages and injunctive relief from alleged marketing of beverage alcohol to underage consumers. The suits allege that the defendants engage in deceptive and negligent marketing practices targeting underage consumers. They seek to recover on behalf of parents those funds that their children spent on the illegal purchase of alcohol as well as disgorgement of all profits from the alleged illegal sales. Brown-Forman is vigorously defending these cases. Five of the suits have been dismissed by trial court and are being appealed. Two cases remain pending on motions to dismiss. Another one was voluntarily dismissed, and service has not been issued in another. We cannot yet predict the outcome of these claims, including whether we will incur related losses or the amount of such losses. Since we cannot estimate the amount of possible loss, no amounts have been accrued. However, an unfavorable result in these or similar class action lawsuits could have a material adverse impact on our business.

Comment No. 5

Note 15.  Environmental Matters, page 64

Staff Comment: Please tell us whether it is reasonably possible that you could incur losses in connection with environmental loss contingencies that could have a material effect on your financial condition, results of operations or liquidity. If so, please tell the nature of the environmental loss contingencies and your estimate of the possible loss exposure. In addition, in future filings please disclose the nature of reasonably possible environmental loss contingencies that could have a material effect on your financial condition, results of operations or liquidity and an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraph 10 of SFAS 5 and SAB Topic 5:Y.

Registrant Response: We do not believe it is reasonably possible that we could incur losses in connection with our environmental loss contingencies that could have a material effect on our financial condition, results of operations or liquidity. In future filings, we will disclose the nature of any reasonably possible environmental loss contingencies that could have a material effect on our financial condition, results of operations or liquidity and an estimate of the possible loss or range of loss or, alternatively, state that such an estimate cannot be made.

Comment No. 6

Note 18.  Other Income, page 65

Staff Comment: Please tell us how you accounted for the ownership interest in Swift & Moore surrendered to you by Pernod Ricard. In doing so, please tell us the basis in GAAP for your accounting treatment citing relevant authoritative literature. Please also tell us the ownership percentage of Swift & Moore and fair value of the equity securities surrendered to you. In addition, tell us how you accounted for your equity interest in Swift & Moore prior to the transaction. Further, please tell us the assets, liabilities and income or loss of Swift & Moore for each of the years presented. Finally, if you held a majority interest in Swift & Moore prior to the transaction, tell us how you classified the minority interest in your financial statements.

Registrant Response: Prior to the transaction, Brown-Forman owned 50% of Swift & Moore (S&M), our distributor in the Australian market. S&M was also the distributor in Australia for products owned by Pernod Ricard, a French company that owned the other 50% of S&M. Under that ownership structure, we did not have a controlling interest in S&M. Accordingly, in accordance with APB 18, we used the equity method to account for our investment in S&M. (S&M was not a variable interest entity, as defined by FIN 46R.)

Our investment in S&M (including equity method goodwill) was $9.0 million as of April 30, 2005. Our share of S&M's earnings was $0.5 million in fiscal 2004 and $0.3 million in fiscal 2005. Due to the immateriality of these amounts, they were not separately presented in the financial statements.

During fiscal 2006, Pernod Ricard terminated S&M as its distributor. In accordance with an agreement, Pernod Ricard paid a termination fee of $25.0 million (AUS$33.1 million) as compensation for such termination. In addition, its shares of S&M stock were surrendered to S&M, which gave Brown-Forman 100% ownership of S&M. As a result of the surrender of Pernod Ricard's shares of S&M stock, Brown-Forman recognized a gain of $2.1 million, which was the book value of the 50% share of S&M's underlying net assets that were previously owned by Pernod Ricard. We are unaware of any authoritative literature that addresses this specific situation, but we believe our treatment was consistent with accounting theory and appropriate given the facts and circumstances.

S&M had assets of $86 million and liabilities of $76 million as of April 30, 2005. S&M had assets of $41 million and liabilities of $37 million as of April 30, 2006. S&M had net income of $1.0 million in 2004, net income of $0.7 million in 2005, and a net loss of $3.2 million in fiscal 2006.

               FORM 10-Q FOR FISCAL QUARTER ENDED OCTOBER 31, 2006


Comment No. 7

Note 11.  Acquisition of Chambord Liqueur, page 11

Staff Comment: In future filings please include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Please refer to paragraph 51.b. of SFAS 141.

Registrant Response: In future filings, we will include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. A sample of future disclosure is as follows:

     The acquisition consists primarily of the Chambord brand name and goodwill, to which we have preliminarily allocated $116.5 million and $128.2 million of the purchase price, respectively. The transaction provides valuable strategic opportunities, which we believe will enable us to leverage our strong brand building skills and our current distribution network, allowing us to grow sales of this super-premium priced product around the world. We also believe that the brand will provide us with additional distributor influence and that it complements several other brands in our portfolio, allowing for cross-selling, merchandising, and promotion, which will lead to overall increased sales. These factors contributed to a purchase price that resulted in the recognition of $128.2 million of goodwill. The entire amount allocated to goodwill is deductible for income tax purposes. The initial allocation of the purchase price was based on preliminary estimates and may be revised as asset valuations are finalized. The operating results of Chambord have been consolidated with our financial statements since the acquisition date. Consolidated pro forma operating results for the three-month and six-month periods ended October 31, 2005 and 2006 would not have been materially different from the actual amounts reported for those periods.

Comment No. 8

Results of Operations, page 16

Staff Comment: Net sales and gross margin stripped of excise taxes appear to represent non-GAAP financial measures. As such, in future filings please disclose the reasons why you believe the presentation of the non-GAAP financial measures provides useful information to investors and the additional purposes, if any, for which you use the measures, or tell us why your disclosure meets the requirements of Item 10(e)(1) of Regulation S-K.

Registrant  Response:  In future  filings,  we will  disclose the reasons why we
believe  the   presentation   of  these  financial   measures   provides  useful
information. A sample of future disclosure is set out below:

     We collect a significant amount of excise taxes from our customers. These excise taxes, although reflected in our revenues, are remitted to local governments, and therefore we realize no earnings from collection of them. Thus, we have deducted these tax-related revenues, which are included in revenues, in determining our adjusted gross margin. Because of the pass-through nature of these excise taxes, we routinely analyze the performance of our business by calculating gross margin on a stripped sales basis (gross profit as a percentage of net sales excluding excise tax). We believe this is a better indicator of gross margin performance, for both company management and investors, as it is based upon only those revenues from which we actually derive earnings.

With respect to the filings mentioned in your December 12 letter, the company acknowledges that:

 - It is responsible for the adequacy and accuracy of the disclosure in the filings;
 - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
 - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please direct them to me at
(502) 774-7841 or, in my absence, to Jane Morreau, Senior Vice President and Controller at (502) 774-7165.

Sincerely,



Phoebe A. Wood
Executive Vice President
and Chief Financial Officer




cc:  Anthony Watson